U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMULEX CORPORATION

(Name of subject company issuer)

EMULEX CORPORATION

(Name of filing persons, offeror)

Options to Purchase Common Stock, Par Value $0.10 Per Share
and related Preferred Stock Purchase Rights
(Title and Class of Securities)

292475 20 9
(CUSIP Number of Class of Securities of Underlying Common Stock)

Randall G. Wick, Esq.
Vice President and General Counsel
3333 Susan Street
Costa Mesa, CA 92626
714-662-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert Steinberg, Esq.
Jeffer, Mangels, Butler & Marmaro, LLP
7th Floor
1900 Avenue of the Stars
Los Angeles, California 90067
(310) 203-8080

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$20,639,997	$1,670.00

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,833,037 shares of common stock (and related preferred stock purchase rights) of Emulex Corporation, having an aggregate value of $20,639,997 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of January 16, 2004.

** $80.90 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended by Fee Advisory # 6 for Fiscal Year 2004, effective November 24, 2003.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: Not applicable Filing Party: Not applicable Form or Registration No.: Not applicable Date Filed: Not applicable

        [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               [ ] third-party tender offer subject to Rule 14d-1.

               [X] issuer tender offer subject to Rule 13e-4.

               [ ] going-private transaction subject to Rule 13e-3.

               [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET

     The information set forth under the heading “Summary of Terms” beginning on page 1 of the Stock Option Exchange Program Offer to Exchange, dated January 21, 2004 (the “Offer to Exchange”), filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a)  Name and Address. The name of the issuer is Emulex Corporation, a Delaware corporation (the “Company”), the address of its principal executive office is 3333 Susan Street, Costa Mesa, California 92626, and its telephone number is (714) 662-5600. The information beginning on page 25 of the Offer to Exchange under the heading “Information About Emulex” is incorporated herein by reference.

     (b)  Securities. This Schedule TO relates to an offer by the Company to exchange certain options to purchase our common stock (and related preferred stock purchase rights) held by eligible employees of the Company. The information set forth on page 14 of the Offer to Exchange under the heading “The Offer—Number of Options” is incorporated herein by reference.

     (c)  Trading Market and Price. The Company’s common stock is traded on The New York Stock Exchange under the symbol “ELX.” The information set forth on page 21 of the Offer to Exchange under the heading “The Offer—Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a)  Name and Address. Emulex Corporation is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth on page B-1 of the Offer to Exchange under the heading “Appendix B—Information About Our Directors and Executive Officers” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

     (a)  Material Terms. The information set forth in the Offer to Exchange under the heading “Summary of Terms” on page 1, “The Offer—Eligible Employees” on page 13, “The Offer—Number of Options” on page 14, “The Offer—Expiration Date; Extension of Offer” on page 15, “The Offer—Procedures for Making an Election and Exchanging Options” on page 16, “The Offer—Changing or Withdrawing Your Election” on page 17, “The Offer—Acceptance of Options for Exchange and Issuance of New Options” on page 17, “The Offer—Source and Amount of Consideration” on page 22, “The Offer—Conditions of the Offer” on page 22, “The Offer—Termination; Amendment” on page 24, “Accounting Consequences to us of the Option Exchange” on page 28, “Status of Options Accepted by us in the Offer” on page 28, “Legal Matters; Regulatory Approvals” on page 29 and “Material Tax Consequences “ on page 29 is incorporated herein by reference.

     (b)  Purchases. The information set forth on page 27 of the Offer to Exchange under the heading “Interests of Our Directors and Officers” is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a)  Agreements Involving the Subject Company’s Securities. The information set forth on page 27 of the Offer to Exchange under the heading “Interests of Our Directors and Officers” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a)  Purposes. The information set forth in the Offer to Exchange under the heading “The Offer—Purpose of the Offer” on page 14 is incorporated herein by reference.

     (b)  Use of Securities Acquired. The information set forth in the Offer to Exchange under the heading “The Offer—Acceptance of Options for Exchange and Issuance of New Options” on page 17, “Accounting Consequences to us of the Option Exchange” on page 28 and “Status of Options Accepted by us in the Offer” on page 28 is incorporated herein by reference.

     (c)  Plans. At present, the Board of Directors of the Company is composed of six (6) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of its debt or equity securities. The information set forth in the Offer to Exchange under the heading “Transactions and Arrangements Involving the Options” on page 27 is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)  Source of Funds. The information set forth in the Offer to Exchange under the heading “The Offer—Source and Amount of Consideration” on page 22 is incorporated herein by reference.

     (b)  Conditions. The information set forth in the Offer to Exchange under “The Offer—Conditions of the Offer” on page 22 is incorporated herein by reference.

     (d)  Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  Securities Ownership. The information set forth in the Offer to Exchange under the heading “Interests of Our Directors and Officers” on page 27 is incorporated herein by reference.

     (b)  Securities Transactions. The information set forth in the Offer to Exchange under the heading “Transactions and Arrangements Involving Our Stock Options and Common Stock” on page 27 is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a)  Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS

     (a)  Financial Information. The information set forth in the Offer to Exchange under the heading “Financial Information” on page 26, “Additional Information” on page 32, the financial information included under Item 8 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2003, and under Item 1 in the Company’s Quarterly Report on Form 10-Q for the three months ended September 28, 2003 is incorporated herein by reference.

     (b)  Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION

     (a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under the heading “Legal Matters; Regulatory Approvals “ on page 29 is incorporated herein by reference.

     (b)  Other Material Information. Not applicable.

ITEM 12. EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated January 21, 2004.

(a)(1)(B)	Form of Transmittal Letter.

(a)(1)(C)	Form of Stock Option Exchange Election Form.

(a)(1)(D)	Form of Confirmation of Cancellation of Eligible Options and Promise to Grant New Options.

(a)(1)(E)*	Emulex Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 21, 2003, and incorporated herein by reference.

(a)(1)(F)	Emulex Corporation’s Annual Report on Form 10-K for its fiscal year ended June 28, 2003, as filed with the Securities and Exchange Commission on September 24, 2003 and incorporated herein by reference.

(a)(1)(G)	Emulex Corporation’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 29, 2003, as filed with the Securities and Exchange Commission on November 10, 2003 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Emulex Corporation’s Employee Stock Option Plan (incorporated by reference to Appendix B to the Company’s Proxy Statement for its Annual Meeting of Stockholders held on November 21, 2002).

(d)(2)	Form of Nonqualified Stock Option Agreement for replacement options pursuant to the Emulex Corporation Employee Stock Option Plan (incorporated by reference to Appendix A to the Company’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated January 21, 2004., filed as Exhibit (a)(1)(A) hereto).

(g)	Not applicable.

(h)	Not applicable.

*     Previously filed with the Preliminary Communications on Schedule TO filed with the Securities and Exchange Commission on October 21, 2003, and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2004	EMULEX CORPORATION

/s/ Paul F. Folino

Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated January 21, 2004.

(a)(1)(B)	Form of Transmittal Letter.

(a)(1)(C)	Form of Stock Option Exchange Election Form.

(a)(1)(D)	Form of Confirmation of Cancellation of Eligible Options and Promise to Grant New Options.

(a)(1)(E)*	Emulex Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 21, 2003, and incorporated herein by reference.

(a)(1)(F)	Emulex Corporation’s Annual Report on Form 10-K for its fiscal year ended June 28, 2003, as filed with the Securities and Exchange Commission on September 24, 2003 and incorporated herein by reference.

(a)(1)(G)	Emulex Corporation’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 29, 2003, as filed with the Securities and Exchange Commission on November 10, 2003 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Emulex Corporation’s Employee Stock Option Plan (incorporated by reference to Appendix B to the Company’s Proxy Statement for its Annual Meeting of Stockholders held on November 21, 2002).

(d)(2)	Form of Nonqualified Stock Option Agreement for replacement options pursuant to the Emulex Corporation Employee Stock Option Plan (incorporated by reference to Appendix A to the Company’s Offer to Exchange Outstanding Options to Purchase Common Stock, dated January 21, 2004., filed as Exhibit (a)(1)(A) hereto).

(g)	Not applicable.

(h)	Not applicable.

*     Previously filed with the Preliminary Communications on Schedule TO filed with the Securities and Exchange Commission on October 21, 2003, and incorporated herein by reference.